Exhibit 77(c)

Lord Abbett Global Allocation Fund (formerly, Lord Abbett Global Equity Fund or Equity Series)

Supplemental Proxy Information (unaudited)

A special meeting of the shareholders (the “Meeting”) of Lord Abbett Global Allocation Fund (formerly, Lord Abbett Global Equity Fund) (“Global Allocation Fund” or the “Fund”) was held on May 15, 2008.

The meeting for the Global Allocation Fund was held for the purpose of approving the proposal to: (1) convert the Fund to a fund-of-funds structure, meaning that it would invest in certain mutual funds in the Lord Abbett Family of Funds; (2) change the Fund’s investment objective from “long-term growth of capital and income consistent with reasonable risk” to “total return”; (3) amend two of the Fund’s fundamental investment restrictions; and (4) amend the investment management agreement between the Fund and Lord Abbett, which will reduce the contractual investment management fee payable to Lord Abbett.

The results of the proxy solicitation on the preceding matter were as follows:

Matter	Votes For	Votes Against	Abstentions
1. Proposal – To convert the Fund to a fund-of-funds structure.	4,333,812.366	259,452.097	364,165.508
2. Proposal – To change the Fund’s investment objective.	4,293,441.764	306,078.797	357,909.410
3(a). Proposal – To amend the Fund’s fundamental investment restriction regarding concentration.	4,346,719.009	245,057.336	365,653.626
3(b). Proposal – To amend the Fund’s fundamental investment restriction regarding diversification.	4,378,622.288	223,392.850	355,414.833
4. Proposal – To amend the investment management agreement between the Fund and Lord Abbett, which will reduce the contractual investment management fee payable to Lord Abbett.	4,350,603.420	246,129.409	360,697.142